November 5, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:      Mr. J. Nolan McWilliams, Attorney-Advisor
        Ms. Ada D. Sarmento

Re:          Covenant Transportation Group, Inc.
Registration Statement on Form S-3
Filed September 26, 2014
File No. 333-198975

Dear Mr. McWilliams and Ms. Sarmento:

On behalf of Covenant Transportation Group, Inc. (the “Company,” “we,” “us,” and “our”), included herein is our response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) for supplemental information from the Staff’s letter dated October 16, 2014 (the “Letter”) with respect to the above-referenced filing (the “Registration Statement”).

The following are the Staff’s comments from the Letter and the Company’s response thereto directly beneath:

Form S-3

General

1.
Comment:  We note your disclosure on page 17 that you or one or more of your subsidiaries may guarantee payment obligations under any series of debt securities. However, you have not identified any of your subsidiaries as registrant guarantors or registered the guarantees as a separate security in the registration statement fee table.  Please advise or revise the disclosure accordingly.

Division of Corporation Finance
November 5, 2014

Response:  At this time, the Company does not intend to offer debt securities that are guaranteed by its subsidiaries.  Accordingly, all references to subsidiary guarantees throughout the filing have been removed.

Exhibits

2.	Comment: Please file the form of indenture and legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review.

Response:  Please see Amendment No. 1 to the Registration Statement filed on the date hereof that includes, as exhibits, the form of indenture and legality opinion.

In the event we request acceleration of the effective date of the Registration Statement, we will acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (423) 463-3331 or by telecopy at (423) 821-0219.

Sincerely,

/s/ Richard B. Cribbs
Richard B. Cribbs
Senior Vice President and Chief Financial Officer

c:         Mark A. Scudder
    Heidi Hornung-Scherr